Form C

ADD COMMENT

Cover Page

Name of issuer:

Graton Station

Legal status of issuer:

> **Form:**
>
> Other
>
> **If Other, describe legal status:**
>
> Other
>
> **Jurisdiction of Incorporation/Organization:**
>
> CA
>
> **Date of organization:**
>
> 6/10/2025

Physical address of issuer:

3120 Ross Road
Sebastopol, CA 95472

Website of issuer:

https://www.gratonstation.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

5.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☑ Debt
- ☐ Other

Target number of securities to be offered:

50,000

Price:

$1.00

Method for determining price:

Target offering amount:

$50,000.00

Oversubscriptions accepted:

- ☑ Yes



☐ No

Disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,235,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$396,526.00	$0.00
Cash & Cash Equivalents:	$376,064.00	$0.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$0.00	$0.00
Non-Current Liabilities:	$475,000.00	$0.00
Revenues/Sales:	$2,541.00	$0.00
Cost of Goods Sold:	$3,410.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($78,474.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Graton Station

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer. ⓘ

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?



☐ Yes
☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Matthew Jorgensen	Founder	ReVillage	2025
Victoria Immel	Co-Founder	ReVillage	2026

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Matthew Jorgensen	President, CFO	2025
Victoria Immel	Secretary	2026

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
ReVillage (Majority Owned by Matthew Jorgensen)	50%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

> Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

> Our success depends substantially on the continued services and performance of our small team of three employees. The loss of any key personnel could significantly disrupt our operations, particularly during this critical buildout and launch phase. Given our limited resources and early stage of development, we may not be able to quickly replace key team members or attract qualified individuals with the necessary skills and experience to operate a community-oriented café, marketplace, and cultural gathering space. We do not maintain key person life insurance on any of our personnel. The hospitality and food service industry requires specialized knowledge in areas including food preparation, customer service, event programming, and community engagement, and our ability to execute our business plan depends on retaining individuals with these competencies.

> Matthew Jorgensen is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

> Graton Station's business model as a community-oriented café, marketplace, and cultural gathering space located in a converted firehouse is unproven and may not achieve the level of market acceptance necessary to generate sufficient revenue to sustain operations. We have not yet opened for business and cannot predict with certainty whether local residents and visitors will patronize our establishment with sufficient frequency or spend levels to support our operations. The success of our business depends on numerous factors, including the quality and appeal of our food and beverage offerings, our ability to create a compelling community gathering space, effective marketing and community engagement, and our ability to differentiate ourselves from other dining and social venues in Sonoma County. If we are unable to attract and retain a sufficient customer base, we may not generate adequate revenue to cover our operating expenses and may be forced to curtail or cease operations.

> We have not yet commenced full commercial operations and are not currently generating meaningful revenue. We expect to incur substantial expenses related to the buildout of our facility, purchase of equipment and inventory, hiring and training of staff, and ongoing operating costs. We anticipate incurring operating losses for the foreseeable future as we work to establish our business and build a customer base. The amount of our future losses and the time required to achieve profitability, if ever, are uncertain. Even if we achieve

customer base. The amount of our future losses and the time required to achieve profitability, if ever, are uncertain. Even if we achieve profitability, we may not be able to sustain or increase profitability on a consistent basis. The food service and hospitality industry is characterized by relatively low profit margins, and our ability to achieve profitability will depend on our ability to generate sufficient revenue while controlling costs. If we are unable to achieve and sustain profitability, investors may lose some or all of their investment.

Our business depends on our ability to obtain adequate supplies of food, beverages, coffee, and other products from third-party suppliers at acceptable prices and quality levels. We are subject to risks associated with supply chain disruptions, including delays in delivery, product shortages, quality issues, and price increases. Factors beyond our control, such as adverse weather conditions, natural disasters, transportation disruptions, labor disputes, supplier financial difficulties, or global supply chain challenges, could interrupt our supply of critical ingredients and products. As a small, early-stage business, we may have limited negotiating power with suppliers and may not be able to secure favorable pricing or terms. Any significant interruption in our supply chain or substantial increase in the cost of supplies could force us to find alternative suppliers, raise prices, modify our menu offerings, or temporarily suspend certain operations, any of which could harm our business and financial results.

The funds raised in this offering may not be sufficient to complete all aspects of our planned buildout and launch, particularly if we raise only the minimum target amount. We will require additional capital to fully develop our facility, maintain adequate working capital, and support ongoing operations. We do not currently have commitments or arrangements for additional financing, and there can be no assurance that additional funding will be available on acceptable terms, or at all. Our ability to obtain additional financing will depend on numerous factors, including our operating performance, market conditions, investor sentiment, and the overall availability of credit. If we are unable to obtain sufficient additional capital, we may be required to delay, scale back, or eliminate certain aspects of our business plan, including expanded marketplace offerings, enhanced interior finishes, community programming, or outdoor gathering infrastructure. The inability to secure adequate financing could materially harm our business prospects and could ultimately force us to cease operations.

We expect to require additional equity financing in the future to fund our operations and growth. Any future issuance of equity securities, whether through private placements, crowdfunding offerings, or other means, will dilute the economic interest of existing investors. Future investors may receive rights, preferences, or privileges that are superior to those of existing investors. The terms of future financings may include provisions such as liquidation preferences, anti-dilution protections, or other terms that could reduce the value of securities held by current investors. As we require additional capital to sustain and grow our business, existing investors should expect that their ownership stake will be diluted, potentially significantly, and that such dilution may adversely affect the value of their investment.

The food service and hospitality industry in Sonoma County is highly competitive, with numerous established restaurants, cafés, breweries, and community gathering spaces competing for customers. Many of our competitors have significantly greater financial resources, established customer bases, brand recognition, operational experience, and marketing capabilities. Sonoma County is known for its food and wine culture, and consumer expectations for quality and experience are high. We may face competition not only from traditional restaurants and cafés but also from breweries, wineries, tasting rooms, and other venues that serve as community gathering spaces. Our competitors may be able to respond more quickly to changing customer preferences, adopt new technologies, undertake more extensive marketing campaigns, or offer more attractive pricing. If we are unable to differentiate our offerings and compete effectively, we may fail to attract and retain sufficient customers to sustain our business.

Our business depends on discretionary consumer spending for food, beverages, and social experiences. Economic conditions, both nationally and in the Sonoma County region, significantly affect consumer confidence and spending patterns. During economic downturns, recessions, or periods of economic uncertainty, consumers may reduce discretionary spending on dining out and social activities, which could result in decreased customer traffic and lower average transaction values. Factors such as inflation, rising interest rates, increased cost of living, unemployment, or reduced household income could cause consumers to limit spending at establishments like ours. Additionally, Sonoma County's economy is influenced by the tourism and wine industries, which are themselves subject to economic cycles and external factors. Any significant or prolonged economic downturn could materially reduce our revenue and harm our financial condition and results of operations.

Graton Station was incorporated in June 2025 and has a very limited operating history upon which investors can evaluate our business model, financial performance, and prospects. We are in the early stages of building out our café, marketplace, and cultural gathering space and have not yet commenced full commercial operations. As an early-stage company with only three employees, we face significant uncertainties and risks frequently encountered by new businesses in competitive and evolving markets. Our limited operating history makes it difficult to predict our future operating results or the success of our business plan. Investors should evaluate an investment in our securities in light of the substantial risks and uncertainties inherent in an early-stage company operating in the food service and hospitality industry.

Our business is subject to extensive regulation by federal, state, and local authorities, including health and safety regulations, food handling and preparation requirements, alcohol beverage control laws (if we serve alcohol), building and fire codes, zoning and land use regulations, and employment and labor laws. We must obtain and maintain various licenses and permits to operate our business, including food service permits, health permits, and potentially alcohol licenses. Regulatory authorities conduct periodic inspections of food service establishments, and any failure to comply with applicable regulations could result in warnings, fines, penalties, mandatory corrective actions, or suspension or revocation of necessary licenses or permits, which could force us to temporarily or permanently cease operations. Changes in laws or regulations, or the interpretation or enforcement thereof, could increase our compliance costs, require modifications to our operations or facility, or otherwise adversely affect our business. As a small business with limited resources, we may face challenges in maintaining full compliance with all applicable regulations, and any regulatory violations could harm our reputation and financial condition.

As a food service establishment, we face inherent risks related to food safety and foodborne illness. Despite our best efforts to maintain high standards of food safety and sanitation, we could be affected by food contamination, foodborne illnesses, or other food safety issues arising from our operations or from products supplied by third-party vendors. Any incidents of food contamination or foodborne illness, whether actual or alleged, could expose us to liability for personal injury, property damage, or other claims. Such incidents could result in litigation, regulatory investigations, fines, mandatory recalls or closures, and significant legal and remediation costs. Even allegations of food safety issues, regardless of merit, could severely damage our reputation and result in loss of customer confidence, decreased patronage, and negative publicity. We may not maintain adequate insurance coverage to protect against all potential food safety liabilities, and any significant food safety incident could have a material adverse effect on our business and financial condition.

Our operations are vulnerable to disruption from events beyond our control, including pandemics, public health emergencies, natural disasters such as wildfires and earthquakes (which are common in California), severe weather events, power outages, and other force majeure events. The COVID-19 pandemic demonstrated the significant impact that public health emergencies can have on food service and hospitality businesses, including mandatory closures, capacity restrictions, supply chain disruptions, and dramatic changes in consumer behavior. Sonoma County has experienced significant wildfires in recent years, which have resulted in evacuations, air quality issues, power shutdowns, and disruptions to tourism and local economic activity. Any such events could force us to temporarily close our facility, limit our operations, or prevent customers from visiting our location. We may not have adequate insurance coverage to protect against all potential losses from such events, and our business interruption insurance, if any, may not fully compensate us for lost revenue or increased costs. Any significant disruption to our operations could materially harm our financial condition and ability to continue as a going concern.

Our business operations depend on various technology systems and third-party service providers, including point-of-sale systems, payment processing services, internet connectivity, accounting and inventory management software, and potentially online ordering or reservation platforms. Any failures, disruptions, or security breaches affecting these systems or services could impair our ability to process transactions, manage inventory, maintain financial records, or serve customers effectively. We are dependent on third-party providers for critical services such as payment processing and may have limited control over the reliability, security, or performance of these systems. Technology failures could result from hardware or software malfunctions, cyber attacks, power outages, natural disasters, or other causes. As a small business with limited technical resources, we may face challenges in quickly resolving technology issues or implementing adequate cybersecurity measures. Any significant or prolonged disruption to our technology systems could result in lost sales, customer dissatisfaction, data loss, and operational inefficiencies that could harm our business and reputation.

An investment in Graton Station securities is highly speculative and involves substantial risks. You should invest only if you can afford to lose your entire investment. We are an early-stage company with a limited operating history, no established revenue stream, and significant uncertainty regarding our ability to successfully execute our business plan. There is no assurance that we will be able to generate sufficient revenue to cover our operating expenses or achieve profitability. The food service and hospitality industry is highly competitive and subject to numerous risks, including changing consumer preferences, economic conditions, and operational challenges. Given these factors and the early stage of our business, there is a substantial risk that we will not succeed and that investors will lose some or all of their investment. Investors should carefully consider their financial situation and risk tolerance before investing and should not invest funds they cannot afford to lose.

There is currently no public market for the securities being offered, and we do not expect that a public market will develop in the foreseeable future. The securities have not been registered under federal or state securities laws and are subject to significant restrictions on transfer. Under federal securities laws, the securities cannot be resold for at least one year from the date of purchase unless sold to us, to an accredited investor, or to a family member, or in connection with certain other limited exemptions. Even after the one-year holding period, there may be no willing buyers for the securities, and you may be unable to liquidate your investment. You should be prepared to hold these securities indefinitely and to bear the financial risks of this investment for an extended period of time. The lack of liquidity may make it difficult or impossible to sell your securities when desired or to realize any value from your investment, even if our business is successful.

Based on the structure of the securities being offered, investors will have limited or no governance rights and limited ability to influence company decisions, protect their interests, or affect the outcome of matters submitted for investor approval. Investors will not have the right to elect directors, vote on significant corporate transactions, or participate in the day-to-day management of the company. The terms of the securities may prioritize payment mechanics over control rights, and investors may have limited ability to enforce their rights or hold management accountable. Decisions regarding our business strategy, operations, financing, and other significant matters will be made by our management and any existing controlling stakeholders without input from investors in this offering. Investors will be dependent on management's judgment and decisions, and management may make decisions with which investors disagree or that may not be in investors' best interests. The limited governance rights associated with these securities mean that investors will have little ability to influence the direction of the company or protect their investment.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering? ⓘ

If we raise: **$50,000**

Use of Proceeds: Funds raised will primarily support the buildout and launch of Graton Station, a community-oriented café, marketplace, and cultural gathering space in Graton's old firehouse. Use of proceeds includes: kitchen equipment and installation, coffee and bar equipment, furniture and fixtures, interior buildout, permits and professional services, outdoor seating and landscaping, technology/POS systems, inventory, management salaries, staffing/training, and working capital for launch operations.

If we raise only the minimum target, we plan to complete a leaner Phase 1 launch focused on core café operations, outdoor activation, and essential infrastructure. This would likely involve delaying certain elements such as expanded marketplace shelving, enhanced interior finishes, additional programming infrastructure, and some community/event amenities. 5% will go to the Wefunder fee.

If we raise: **$1,235,000**

Use of Proceeds: Funds raised will primarily support the buildout and launch of Graton Station, a community-oriented café, marketplace, and cultural gathering space in Graton's old firehouse. Use of proceeds includes: kitchen equipment and installation, coffee and bar equipment, furniture and fixtures, interior buildout, permits and professional services, outdoor seating and landscaping, technology/POS systems, inventory, management salaries, staffing/training, and working capital for launch operations.

If we raise closer to the maximum target, we intend to accelerate full buildout of the indoor community space, increase working capital reserves, invest more substantially in outdoor gathering infrastructure and landscaping, support stronger staffing and programming capacity, and potentially accelerate expansion of food and cultural programming. 5% will go to the Wefunder fee.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.

Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.

Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.

Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.

Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.

Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Promissory Note

This is a simple loan structure. Annual interest payments are calculated as a fixed percentage (5.0% cash, or 7.5% in Café Credit if elected) of the Investor's outstanding principal amount, and are NOT based on or contingent upon the Company's actual revenue, earnings, or business performance. The Company is obligated to make these fixed interest payments regardless of its financial condition, subject only to the liquidity limitations and other terms expressly set forth in this Note.

Beginning in December 2027, the Company shall pay to the Investor an annual amount equal to 5.0% of the outstanding principal (or 7.5% if the Investor has elected to receive Café Credit). These payments shall continue annually until the outstanding principal has been repaid in full.

Initial Period: No interest payments shall be due prior to December 2027. The first annual interest payment shall be due in December 2027.

No Return Cap: There is no maximum total return under this Note. The Investor will continue to receive annual interest payments until the principal is fully repaid.

Principal Repayment: After five (5) years from the date of issuance, the Investor may request repayment of all or a portion of the outstanding principal. Repayment requests are processed annually on December 31 and are subject to the Company's Available Cash Reserves and pro rata allocation among all requesting investors. The Company does not guarantee repayment in any specific year, and repayment may occur over multiple years.

Café Credit (Edible Dividend) Option: Investors may elect to receive their annual interest payment in the form of "Café Credit" (the "Edible Dividend") instead of cash. Café Credit is dollar-denominated store credit issued by Graton Station and redeemable at a 1:1 value for eligible goods and services offered by the business.

If an investor elects Café Credit, the annual return increases by 50%, meaning a 5% cash interest payment becomes a 7.5% Café Credit payment. Café Credit is expected to be issued annually on or before the applicable interest payment date.

Café Credit:

- carries no fees;

- is generally non-transferable except within an investor's household or as otherwise required by law;

- is not redeemable for cash except where required by applicable law; and

- is intended not to expire except to the extent permitted by applicable law governing stored value or gift card programs.

Investors should understand that Café Credit is highly illiquid, speculative, and dependent entirely on the continued operation of Graton Station. Café Credit has no guaranteed resale market or independent cash value, and may become partially or entirely worthless if the business closes, suspends operations, or is otherwise unable to honor redemptions.

If Café Credit cannot reasonably be honored for at least 12 consecutive months due to business interruption or closure, the Company will instead satisfy the applicable interest obligation in cash at the standard 5% cash return rate for that period.

Receipt of Café Credit may constitute taxable income even though investors are receiving non-cash value rather than cash payments. The Company may report such amounts and withhold taxes as required by law.

Investors should consult their own tax advisors regarding the treatment of Café Credit and other non-cash interest payments.

IMPORTANT: This Note Has No Fixed Maturity Date. Unlike a traditional loan, this Note does not automatically come due on a specific date. After the initial 5-year period, you must actively request repayment in writing. Repayment is not guaranteed in any specific year — it is subject to the Company's Available Cash Reserves and pro-rata allocation among all requesting investors. Your principal may remain outstanding indefinitely. Specifically:

- You may not request repayment before 5 years from the date of issuance

- Repayment requests are processed only once per year (December 31 window)

- If the Company has insufficient liquidity, repayment may be deferred to subsequent years

- There is no guarantee of repayment in any given year

See exact security attached as Appendix B, Investor Contracts.

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14. Do the securities offered have voting rights?

- ☐ Yes
- ☑ No

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15. Are there any limitations on any voting or other rights identified above?

No Voting Rights

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16. How may the terms of the securities being offered be modified?

Based on the Promissory Note, the terms of the securities being offered may be modified through formal amendment with the written consent of the Company and holders of a majority of outstanding principal. However, no amendment may reduce the principal or interest payable to any individual Investor without that Investor's specific consent. Additionally, certain terms may shift upon an Event of Default — specifically, the interest rate may increase by up to an additional 3% per annum, and holders of a majority of outstanding principal may accelerate repayment, making all unpaid principal and accrued interest immediately due and payable. Investors also retain the ongoing right to modify their interest payment form by electing or revoking the Café Credit (Edible Dividend) option at any time, with changes applying to future payment periods, provided such election is received at least 15 days before the applicable payment date.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights
Common Stock	10000	8000	☐

Class of Security	Total Pool	Issued	
Warrants	None		

Options   None

Describe any other rights:

N/A

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18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

There is no dilution or modification

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19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

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20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

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21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;
- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common stock;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

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22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan
Amount: $625,000.00
Revenue Share Accredited Investor note: Multiple accredited investors | Non-equity Revenue Share Notes with multiple accredited investors | aggregate principal $625,000. Company obligated to pay annual pro-rata share of greater of 5% of Gross Revenue or 75% of Net Profit until investors receive 1.25x principal (Priority Return of Capital), then 25% of Net Profit until 2.0x cumulative return. First payment due no later than March 30, 2028. No payments made as of 12/31/2025.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
—	Regulation Crowdfunding	custom	$36,500	General operations
5/2026	Regulation D	other	$625,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest: ⓘ

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

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28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations. ⓘ

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

Community-oriented café, coffee cart, and public gathering space located in Graton, California. Revenue from food/beverage sales, ticketed events, workshops, space rentals, and non-food merchandise.

We are an early-stage company and have incurred operating losses and negative cash flows from operations since inception. We expect to continue to incur operating losses in the near term.

As of May 8, 2026, we had cash and cash equivalents of approximately $374,376.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of the date of the financial statements included in this offering statement, our total assets were $396,526 and our current and non-current liabilities, as reflected in available financial statement fields, were $475,000.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of the date of the financial statements included in this offering statement, we had cash and cash equivalents of approximately $376,064.

Based on our current operations, we have a monthly net cash burn of approximately $25,000.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

Our historical operations have been funded primarily through external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we had total outstanding indebtedness consisting of 1 loan and approximately $625,000 in aggregate principal obligations. The indebtedness consists of $625,000. The material terms of such indebtedness are described in Item 24 of this Form C and include no stated interest rate, no stated maturity date.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of approximately $625,000.

Known Trends, Events, and Uncertainties

Management is aware of the following trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months:
    Higher costs (suppliers, wages, fees, etc.)
    Lower pricing or higher discounts

These factors could increase operating costs, reduce liquidity, or require us to raise additional capital earlier than anticipated.

Other than the matters described above, management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used to support the buildout and launch of Graton Station, a community-oriented café, marketplace, and cultural gathering space in Graton's old firehouse. Use of proceeds includes: kitchen equipment and installation, coffee and bar equipment, furniture and. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, Matthew Jorgensen, certify that:

(1) the financial statements of Graton Station included in this Form are true and complete in all material respects; and

(2) the financial information of Graton Station included in this Form reflects accurately the information reported on the tax return for Graton Station filed for the most recently completed fiscal year.

Matthew Jorgensen

Matthew Jorgensen
Founder

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with

the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.gratonstation.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in

4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Graton Station Custom Promissory Note

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Matthew Jorgensen

- Victoria Immel

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML
Offering Statement (this page)
Appendix A: Business Description & Plan
Appendix B: Investor Contracts
    Graton Station Custom Promissory Note
Appendix C: Financial Statements
    Financials 1
Appendix D: Director & Officer Work History
    Matthew Jorgensen
    Victoria Immel

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the <u>Wefunder Listing Agreement</u>

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Graton Station

By

Matthew Jorgensen
_____
Co-General Manager

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and <u>Transfer Agent Agreement</u> has been signed by the following persons in the capacities and on the dates indicated.

Matthew Jorgensen
_____
Co-General Manager
5/14/2026

Victoria Immel
_____
Co-General Manager
5/15/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.